COMMENTS RECEIVED ON 06/10/2024

FROM KIM McMANUS

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity SAI Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 222

1.

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund.”

C:

The Staff requests we add the bold language to the fee table introductory paragraph, per item 3 of

Form N-1A, as applicable.

R:

The fund will be exclusively offered to clients of the Adviser or its affiliates and will not be sold by broker-dealers. Accordingly, the current disclosure includes all applicable disclosure in Item 3 of Form N-1A.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the

80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

The fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

3.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we explain how mid cap stocks can perform differently to clearly convey the risk.

R:

The prospectus includes disclosure under “Principal Investment Risks” that “[T]he value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.” We believe this disclosure clearly and succinctly discloses the risk of investing in mid cap stocks in accordance with Item 4 of Form N-1A. Accordingly, we have not modified the disclosure.

4.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in securities of companies principally engaged in the real estate industry and other real estate related investments. Companies in the real estate industry and real estate related investments may include, for example, real estate investment trusts (REITs) that either own properties or make construction or mortgage loans, real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies.”

C:

The Staff requests we revise to clarify if the “other companies” must be primarily or principally engaged in the identified industries. In addition, the Staff requests we state how we will determine this. For example, will we base it on the issuer’s primary Standard Industrial Classification, on the issuer receiving 50% of revenue or profit or devoting 50% of assets to the industry, or through another means.

R:

The disclosure on which the Staff has commented is intended to assist investors in understanding, in plain English, the types of companies and investments that may be considered “companies in the real estate industry and other real estate related investments.” It is not intended to provide a definitive or all-inclusive list. As disclosed in the fund’s SAI, for purposes of the fund’s policy to normally invest at least 80% of assets in companies principally engaged in the real estate industry and other real estate related investments, FMR considers whether a company has “at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate” or whether “a third party has given the company an industry or sector classification consistent with real estate.”

5.

“Fund Summary and Investment Details” (prospectus)

“Principal Investment Strategies”

“Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign exchange rates; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.”

C:

The Staff requests that if the fund expects that foreign investments will include emerging markets, we disclose this in the strategies section and ensure that the risk factors highlight this risk.

R:

Although the foreign issuers in which the fund may invest include foreign issuers in both developed and emerging markets, the fund does not have a principal investment strategy of investing in emerging markets. We believe the discussion of emerging markets is appropriate within the context of the “Foreign Exposure” risk tile in the Investment Details section. As a result, we have not modified disclosure.

6.

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we include a derivatives-related risk or explain why such a risk is not material.

R:

The fund does not have a principal investment policy of investing in derivatives. As a result, we believe the fund’s existing disclosure remains appropriate.

7.

“Investment Details” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign exchange rates; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.”

C:

The Staff requests we provide the fund’s definition of emerging market countries.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current principal investment risks related to the fund’s principal investment strategies are appropriately disclosed.

8.

“Investment Policies and Limitations” (SAI)

“Diversification”

C:

The Staff requests we revise the SAI to state the fund is non-diversified per Item 16(a)

R:

Item 16(a) requires disclosure, if applicable, that a fund is diversified. As disclosed in the prospectus, the fund is classified as non-diversified. We believe that the fund has appropriately disclosed its classification. Accordingly, we have not modified the disclosure.

9.

“Investment Policies and Limitations” (SAI)

“Fundamental Investment Limitations”

“The fund's fundamental investment policies and limitations cannot be changed without approval by a "majority of the outstanding voting securities" (as defined in the Investment Company Act of 1940 (1940 Act)) of the fund. However, except for the fundamental investment limitations listed below, the investment policies and limitations described in this Statement of Additional Information (SAI) are not fundamental and may be changed without shareholder approval.”

C:

The Staff requests we please revise to describe the vote required to change a fundamental investment policy per Item 16(c)(2).

R:

We believe that we have appropriately disclosed the vote required to change a fundamental investment policy in the SAI. Accordingly, we have not revised the disclosure.

10.

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we explain how we interpret the fund’s concentration policy with respect to “a group of industries” as being consistent with 8(b)(1) of the Investment Company Act.

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” As disclosed in the SAI, the fund has identified in its concentration policy the real estate industry as the industry in which it intends to concentrate. We believe this disclosure is consistent with Section 8(b)(1) and related Form N-1A disclosure requirements relating to a fund’s concentration policy.